FEDERATED MUNICIPAL TRUST

ITEM 77K
CHANGES IN TRUST'S CERTIFYING ACCOUNTANT

On May 19, 1999, the Trust's Board of Trustees, upon the recommendation of the Audit Committee of the Board of Trustees, dismissed Arthur Andersen LLP ("AA") as the Trust's independent auditors. AA's reports on the Trust's financial statements for the fiscal years ended October 31, 1998 and 1999, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Trust's fiscal years ended October 31, 1998 and 1999, (i) there were no disagreements with AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years, and (ii) there were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1933, as amended.

The Trust by action of its Board of Trustees, upon the recommendation of the Audit Committee of the Board, engaged Ernst & Young LLP ("E&Y") as the independent auditors to audit the Trust's financial statements for the fiscal year ending October 31, 1999. During the Trust's fiscal years ended October 31, 1998 and 1999, neither the Trust nor anyone on its behalf has consulted E&Y on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements or (ii) concerned the subject of a disagreement ( as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) of reportable events ( as described in paragraph (a)(1)(v) of said Item 304).